

January 18, 2011

VIA U.S. MAIL

Lin Xiangfeng
Chief Executive Officer
Yellowcake Mining Inc.
#1801 Building B. Hai Song Da Shue
Che Gong Miao, Fu Tian Qu
Shenzen, China 518041

> **Re:** **Yellowcake Mining Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 23, 2010**
> **Current Report on Form 8-K**
> **Filed December 6, 2010**
> **File No. 0-52293**

Dear Mr. Xiangfeng:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Please note that the page references contained herein are to those that appear as a result of printing your filing from the Commission's EDGAR Web site.

Preliminary Information Statement on Schedule 14C

General

1.   Please tell us when the document included as Appendix A was filed in Nevada. Also explain to us why the company's amended charter omits the referenced information in the second numbered paragraph in the section captioned "SIXTH."

Amendment to the Company's Articles of Incorporation to Change the Name, page 8

2.   We note your disclosure that your board of directors believes the new name, SKY Digital Stores Corp., "more accurately reflects the Company's current business focus." However, you have not previously provided in another filing or in this document an adequate discussion regarding what in fact constitutes your "current business focus." Please discuss your current business focus and explain how the new name reflects this focus.

Current Report on Form 8-K filed December 6, 2010

General

3.   You acknowledge in the last paragraph under Item 1.01 at page 2 that you are required to provide all the information Form 10 would require. It is apparent that the Form SB-2 you reference in that same paragraph contains virtually none of the required information. Substantially revise and expand your Form 8-K in an amended filing on Form 8-K/A to provide all the required information. In that regard, we note that the Form SB-2 was filed in 2006 and related to Hoopsoft Development Corp., the operations of which focused on the production and distribution of educational team sports exercise videos and Internet-based software. In the Form 8-K/A, provide all the information Form 10 would currently require, in appropriate detail, and eliminate any suggestion that you are incorporating the information by reference.

4.   Disclose explicitly the principal business conducted by the named entities or employers in the five year description that Item 401 of Regulation S-K requires for each individual

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Sean Reid, Esq.
        Sichenzia Ross Friedman Ference LLP
        (212) 930-9725 (fax)